April 3, 2025

Barbara Sher
Chief Executive Officer
Greenlane Holdings, Inc.
1095 Broken Sound Parkway, Suite 100
Boca Raton, Florida

       Re: Greenlane Holdings, Inc.
           Registration Statement on Form S-1
           Filed March 21, 2025
           File No. 333-286027
Dear Barbara Sher:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that the shares of common stock registered for resale under this registration statement, if issued, would exceed the number of shares currently authorized for issuance. We further note that, pursuant to the proxy statement on
Schedule 14A filed
       on March 7, 2025, you intend to hold a special meeting of stockholders on April 17,
       2025 to enable you to amend the articles of incorporation to increase the authorized shares of Class A common stock from 600,000,000 shares to 1,800,000,000 shares.
           Please confirm to us that you will not request acceleration of the effective date of this registration statement until you have obtained stockholder approval such that you have sufficient authorized shares to conduct the offering. Additionally, please update your disclosure throughout the prospectus to discuss
           and reflect the special meeting and the increase of authorized shares, including,
 April 3, 2025
Page 2

           but not limited to, disclosure in the "Risk Factors" and "Description of Capital
           Stock" sections.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Arthur Marcus